Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
THAICOM

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

January 30, 2003

03003489

03 FEB -3 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 031/2003**

  Subject: Clarification on Cambodia Shinawatra Co., Ltd.
  Date: January 30, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

03 FEB -3 AM 7:21

Summary Translation Letter
To the Stock Exchange of Thailand
Date January 30, 2003

Ref No.SSA031/2003

January 30, 2003

Subject: Clarification on Cambodia Shinawatra Co., Ltd.

To: The President
Stock Exchange of Thailand

With reference to the disturbances in Phnom Penh, Cambodia on 29th January, 2003, Shin Satellite Public Co. Ltd., would like to clarify the effect on our subsidiary, Cambodia Shinawatra Co. Ltd. as follows;

1. Thai employees all returned to Thailand safely on 30th January, 2003 with no injuries.
2. The company's building was damaged and some computers and personal effects were looted.
3. The company's operation will continue as normal as there was no damage to any control center or transmission equipment.